SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



For the month of:  October 31, 2001



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                    2 Ha'Carmel Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X             Form 40-F
                              ---                        --


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No   X
                       --                         --

                               Given Imaging Ltd.


The following exhibit is filed as part of this Form 6-K:


Exhibit         Description


A. Press release dated October 30, 2001 announcing that Given Imaging will hold a conference call to review financial results for the third quarter ended September 30, 2001.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GIVEN IMAGING LTD.


Date:    October 31, 2001               By:  /s/ Gavriel Meron
                                        -----------------------
                                        Name:   Dr. Gavriel Meron
                                        Title:  President and
                                                Chief Executive Officer